

February 22, 2021

Monte Brem
Co-Chief Executive Officer
StepStone Group Inc.
450 Lexington Avenue, 31st Floor
New York, NY 10017

      Re: StepStone Group Inc.
          Draft Registration Statement on Form S-1
          Submitted February 16, 2021
          CIK No. 0001796022

Dear Mr. Brem:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julia Griffith at 202-551-3267 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance